UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 47498

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Planner Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__405 Lexington Avenue, Suite 707__
(No. and Street)

__New York__	__NY__	__10174__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Leonardo Figueiredo__	__(646) 381-7002__	LFigueiredo@plannersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__YSL & Associates LLC__
(Name – if individual, state last, first, and middle name)

__11 Broadway, Suite 700__	__New York__	__NY__	__10004__
(Address)	(City)	(State)	(Zip Code)

__2699__

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __Leonardo Figueiredo__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Planner Securities LLC__ as of __12/31/24__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Leonardo Gadotti de Figueiredo
_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Certificate of Acknowledgement

Document Date: 05/09/2025

Number of Pages (including notarial certificate): 2

State of Nevada

County of Clark

This instrument was acknowledged before me
on 05/09/2025 by Leonardo Gadotti de Figueiredo.



Brion Lawlor
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 25-9552-01
Expires January 25, 2029

Notarized remotely using audio-video communication technology via Proof.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Planner Securities LLC
Statement of Financial Condition
December 31, 2024

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Planner Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Planner Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has limited cash resources and significant liabilities that raise substantial doubt about its ability to continue as a going concern for a reasonable period of time. Management has indicated that the continued existence of the Company is dependent upon reducing liabilities, generating additional revenue, reducing expenses, or receiving continued financial support from its Parent. Although management has provided a support letter from the Parent, we were not provided with sufficient evidence to assess the Parent's financial capacity to support the Company. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

YSL & Associates LLC

We have served as Planner Securities LLC's auditor since 2025.

New York, NY

May 8, 2025

Planner Securities LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	454
Due from clearing broker		597,299
Fixed assets (net of accumulated depreciation of $2,788)		1,774
Other assets		30,159
Total assets	$	629,686

Liabilities and Member's Equity

Accrued expenses	$	153,947
Total liabilities		153,947
Member's equity		475,739
Total liabilities and member's equity	$	629,686

The accompanying notes are an integral part of this financial statement.

Planner Securities LLC

Notes to Statement of Financial Condition
December 31, 2024

1. **Nature of Operations**

    Planner Securities LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Planner International Inc., a BVI corporation.

    The Company is engaged in the business of selling corporate debt securities, corporate equity securities, options and foreign securities. It may also engage in private placements and other investment banking activities. The Company introduces and clears all customer transactions on a fully disclosed basis through a United States clearing firm.

    The Company is dependent upon financial support from Planner International Inc.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Revenue Recognition
    The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

    The Company's commissions consist of agency transactions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

2. **Summary of Significant Accounting Policies (continued)**

The Company provides investment banking advisory services. Revenue from advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). However, for retainers received, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Deferred Revenue
Deferred revenue represents amounts received in advance of future services to be provided.

As of January 1, 2024 and December 31, 2024, the Company had no contract assets and no contract liabilities.

Credit Losses
The guidance under ASC Topic 326, Financial Instruments – Credit Losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2024.

Cash
Cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Fixed Assets
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

Income Taxes
The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax reporting purposes. Accordingly, the Company has not provided for federal, state or local income taxes.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3.   Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The Company earns interest on its customers' credit balances and charges customers a quarterly fee to maintain their accounts. The Company also earns interest on its total credit balances with the clearing broker.

4.   Transactions with Related Parties

During 2024, Planner International Inc. contributed $26,000 in capital to the Company.

5.   Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2024, the Company had net capital of $443,806 which exceeded the minimum net capital requirement by $193,806.

All trades are cleared on a fully-disclosed basis and therefore the Company is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

6.   Commitments and Contingencies

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully-disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.

As of the financial statement date, the Company had one open enforcement matter. Management cannot accurately predict the likelihood of a favorable or unfavorable outcome or estimate the amount or range of potential impact, if any. Accordingly, no adjustment has been made in the Company's accompanying financial statement with respect to this matter.

7.   Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's clearing broker. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf.

Due from clearing broker comprises 95% of the Company's assets.

8. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of commission revenue. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income and revenue to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. These financial measures are presented to the CODM in the same manner as they are presented in the accompanying Statement of Operations. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 and through the date of the filing of this report. During this period there were no material subsequent events requiring adjustment or disclosure.

10. **Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has limited cash resources and excessive liabilities, which if not corrected, raises substantial doubt of the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The continued existence of the Company depends upon a number of factors including, but not limited to, the reduction of liabilities, addition of revenues, reduction of expenses or by the infusion of capital by the member of the Company. The Parent has committed to providing continued support for the Company's operation.